SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 17, 2008

___________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

___________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 17, 2008 announcing that STMicroelectronics closes the tender offer for Genesis Microchip.

PR No. C2560C

STMicroelectronics Closes Tender Offer for Genesis Microchip

STMicroelectronics Accepts 91 Percent of Genesis Shares

Subsequent Offering Period to Expire on January 23, 2008

Geneva, Switzerland, January 17, 2008 – STMicroelectronics (NYSE:STM) today announced that, as of 12:00 midnight, New York City time, on January 16, 2008, STMicroelectronics had received tenders of approximately 34.6 million shares of Genesis Microchip Inc. (NASDAQ: GNSS) (including approximately 2.3 million shares tendered by notice of guaranteed delivery), representing approximately 91.0 percent of the outstanding Genesis shares, assuming all Genesis shares tendered by notice of guaranteed delivery are received by STMicroelectronics. STMicroelectronics, through its wholly owned subsidiary, Sophia Acquisition Corp., has accepted for payment the approximately 34.6 million shares tendered in the offer.

STMicroelectronics also announced today that it would provide a subsequent offering period commencing on Thursday, January 17, 2008 and expiring on Wednesday, January 23, 2008 at 5:00 p.m., New York City time. During the subsequent offering period, Sophia Acquisition Corp. will accept for payment and promptly pay for Genesis shares as they are tendered. Stockholders who tender shares during such period will be paid the same $8.65 per share, net to the seller in cash, as was paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.

Sophia Acquisition Corp. may extend the subsequent offering period. If the subsequent offering period is extended, Sophia Acquisition Corp. will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

STMicroelectronics expects to complete the second-step merger as soon as practicable after the expiration of the subsequent offering period.

The solicitation and the offer to buy Genesis’s common stock is only made pursuant to the offer to purchase and related materials that STMicroelectronics Corporation and Sophia Acquisition Corp. filed on December 18, 2007, as amended. Stockholders should read the offer to purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 501 Madison Ave, 20th Floor, New York, NY 10022 or by telephone toll-free at (888) 750-5834 or at (212) 750-5833 (bankers and brokers only). Morgan Stanley & Co. Incorporated is the Dealer Manager for the tender offer and can be reached at 1585 Broadway, New York, NY 10036 or by telephone toll-free at (877) 247-9865.

IMPORTANT INFORMATION

Genesis stockholders are urged to read the Tender Offer Statement on Schedule TO and each amendment thereto (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that have been filed with the SEC by ST and Purchaser carefully and in their entirety because they contain important information, including the various terms of, and conditions to, the tender offer. Genesis stockholders are also urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and each amendment thereto relating to the tender offer that have been filed with the SEC by Genesis carefully and in their entirety. Genesis stockholders may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by ST, Purchaser and Genesis for free from the SEC’s website at www.sec.gov or from the Information Agent.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Genesis shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase filed with the SEC.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions STMicroelectronics at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. STMicroelectronics’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on STMicroelectronics can be found at www.st.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on STMicroelectronics’s management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual events to differ materially from those in such statements due to, among other factors, the timing and results of the subsequent offering period and the ability of STMicroelectronics to complete the subsequent offering period and the subsequent second-step merger within the time periods contemplated by STMicroelectronics.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual events to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors STMicroelectronics faces are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in STMicroelectronics’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual events may vary materially from those described in this release as anticipated, believed or expected. STMicroelectronics does not intend, and does not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

For further information, please contact:

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

MEDIA RELATIONS

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 17, 2008	By:	/s/ CARLO FERRO
Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer